# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VENTYX BIOSCIENCES, INC., CIK 0001851194
CUSIP: 92332V107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 12790 EL CAMINO REAL, SUITE 200, SAN DIEGO, California (CA), 92130
Date of event which requires filing of this statement: 01/07/2026
Filed by CIK 0001878125
Persons authorized to receive notices and communications: Raju Mohan, c/o Ventyx Biosciences, Inc., 12790 EL CAMINO REAL, SUITE 200, SAN DIEGO, California (CA), 92130, 760-407-6511

## Reporting persons
- Raju Mohan (CIK 0001878125): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 4,387,682; sole dispositive power 4,387,682; aggregate amount beneficially owned 4,387,682 (6% of the class)
  Comment: Items 7, 9 and 11 consist of (i) 2,372,863 shares of common stock held directly by the Reporting Person and (ii) 2,014,819 shares of common stock issuable pursuant to options held directly by the Reporting Person exercisable within 60 days of January 7, 2026.
  
  Item 13 is calculated based on the quotient obtained by dividing (a) the aggregate number of shares of common stock beneficially owned by the Reporting Person by (b) the sum of (i) 71,358,638 shares of common stock outstanding as of November 3, 2025, based on information provided by the Issuer and (ii) 2,014,819 shares of common stock issuable pursuant to options held directly by the Reporting Person exercisable within 60 days of January 7, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: VENTYX BIOSCIENCES, INC.
Address of issuer's principal executive offices: 12790 EL CAMINO REAL, SUITE 200, SAN DIEGO, California (CA), 92130
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on November 26, 2025 (the " Schedule 13D"). This Amendment No. 1 supplements Items 4, 6 and 7.

## Item 4. Purpose of Transaction
Purpose of transaction:
On January 7, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Eli Lilly and Company, an Indiana corporation ("Parent"), and Parent's wholly owned subsidiary, RYLS Merger Corporation, a Delaware corporation ("Merger Sub"), pursuant to which, subject to satisfaction or waiver of the conditions therein, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer surviving as a wholly owned subsidiary of Parent.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, at the effective time of the Merger (the "Effective Time"), each share of the Issuer's common stock, par value $0.0001 per share (the "Common Stock") issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive $14.00 per share, payable to the holder in cash, without interest (the "Common Merger Consideration Amount") and less any applicable tax withholding. Each share of the Issuer's preferred stock, par value $0.0001 per share (the "Preferred Stock") issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive $1,400.00 per share, payable to the holder in cash, without interest.

The Merger Agreement provides that at the Effective Time, subject to exceptions set forth in the Merger Agreement: (1) each option to purchase Common Stock granted under an Issuer equity incentive plan, program or arrangement under which equity awards are outstanding (excluding, for the avoidance of doubt, any purchase rights under the Issuer's 2021 Employee Stock Purchase Plan) ("Issuer Stock Option") that is outstanding immediately prior to the Effective Time, whether or not vested, will be cancelled and in exchange therefor, the holder of such Issuer Stock Option will be entitled to receive an amount in cash, without interest and less any applicable tax withholdings, equal to the product of (x) the total number of shares of Common Stock subject to such Issuer Stock Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Common Merger Consideration Amount over the applicable exercise price per share of Common Stock under such Issuer Stock Option, provided that, in the event that the exercise price of any Issuer Stock Option, whether vested or vested, is equal to or greater than the Common Share Merger Consideration, such Issuer Stock Option shall be cancelled without any consideration being payable in respect thereof and shall have no further force or effect; and (2) each restricted stock unit granted under an Issuer equity incentive plan, program or arrangement ("Issuer RSU") that is outstanding, and unvested, or vested but not yet settled, in each case, as of immediately prior to the Effective Time, shall be cancelled and the holder of such cancelled Issuer RSU will be entitled to receive an amount in cash, without interest and less any applicable tax withholdings, equal to the product of (x) the total number of shares of Common Stock subject to such Issuer RSU immediately prior to the Effective Time multiplied by (y) the Common Merger Consideration Amount.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full copy of the Merger Agreement, which is filed as Exhibit 2.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on January 7, 2026.

Concurrently with the execution of the Merger Agreement, the Reporting Person and certain other parties entered into separate voting and support agreements (each, a "Voting and Support Agreement") with Parent. Pursuant to the Voting and Support Agreement, such persons agreed, among other things, to (i) grant to Parent an irrevocable proxy to vote, solely with respect to matters relating to the Merger as stipulated in the Voting and Support Agreement, all of its Subject Shares (as defined in the Merger Agreement) of the Issuer, including to vote or cause to be voted all of its Subject Shares in favor of the Merger and the transactions contemplated by the Merger Agreement and against any action, proposal, agreement or transaction that would reasonably be expected, or the effect of which would reasonably be expected, to change in any manner the voting rights of any class of shares of the Issuer or materially impair, prevent or materially delay the timely consummation of the Contemplated Transactions (as defined in the Merger Agreement), including the Merger (and if such irrevocable proxy is not irrevocable for any reason, to vote as indicated above), and (ii) to refrain from transferring any Subject Shares, subject to certain exceptions or as agreed to by Parent. The Voting and Support Agreement terminates in certain circumstances, including, upon the effective time of the Merger, the termination of the Merger Agreement in accordance with its terms or by mutual written consent of Parent and the stockholder party thereto.

The foregoing description of the Voting and Support Agreement is qualified in all respects by reference to the form of Voting and Support Agreement, which is filed as Exhibit 2 to this Amendment and incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of Schedule 13D is hereby supplemented and amended, as the case may be, as follows: The disclosures in Item 4 are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of Schedule 13 D is hereby supplemented to add the following exhibit:

Exhibit 2: Form of Voting and Support Agreement (filed as Exhibit 10.1 to the Issuer's Report on Form 8-K as filed with the Commission on January 7, 2026 and incorporated herein by reference).

## Signatures
- Raju Mohan: /s/ Austin Rutherford, Austin Rutherford, as Attorney-in-Fact (01/09/2026)